FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

		Page
Signature		3

Financial Results of Second Quarter of 2004	Exhibit 99.1	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	President and Chief Financial Officer

Date: August 6, 2004

Exhibit 99.1

Ctrip.com International, Ltd.

Consolidated Balance Sheets

	December 31, 2003	March 31, 2004	June 30, 2004	June 30, 2004
	RMB	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	471,968,850	472,557,343	500,801,793	60,508,155
Accounts receivable	28,939,700	37,396,134	40,944,539	4,947,024
Due from related parties	611,640	747,004	—	—
Prepayments and other current assets	7,130,947	6,983,033	7,286,983	880,432
Deferred tax assets, current	541,300	686,802	903,658	109,182

Total current assets	509,192,437	518,370,316	549,936,973	66,444,793

Long-term loans to related parties	2,310,000	1,750,000	1,500,000	181,234
Long-term deposits	11,192,277	15,776,889	20,410,714	2,466,075
Property, equipment and software	23,279,247	29,059,052	28,666,048	3,463,505
Goodwill	9,515,849	9,515,849	9,515,849	1,149,729
Other intangible assets	1,715,253	1,592,028	1,468,803	177,465

Total assets	557,205,063	576,064,134	611,498,387	73,882,801

LIABILITIES
Current liabilities:
Accounts payable	14,694,057	20,093,469	22,814,420	2,756,495
Due to a related party	4,018,284	4,016,877	3,394,965	410,188
Salary and welfare payable	9,799,711	7,695,271	7,759,491	937,522
Taxes payable	9,270,024	9,700,343	9,235,960	1,115,912
Advances from customers	3,839,843	4,838,554	4,628,405	559,216
Provisions for customer reward program	4,708,670	5,828,677	7,424,389	897,034
Other payables and accruals	17,586,657	7,589,703	6,435,412	777,543

Total current liabilities	63,917,246	59,762,894	61,693,042	7,453,910

Minority interests	563,655	584,271	576,629	69,670
Commitments and contingencies	—	—	—	—

Shareholders’ equity
Share capital	2,498,484	2,526,771	2,538,282	306,682
Additional paid-in capital	498,566,368	500,667,991	502,379,527	60,698,781
Statutory reserves	5,531,309	5,531,309	5,531,309	668,307
Deferred share-based compensation	(4,995,407)	(4,389,129)	(3,798,491)	(458,943)
Cumulative translation adjustments	1,575,733	105,691	(133,121)	(16,084)
Accumulated deficit/Retained Earnings	(10,452,325)	11,274,336	42,711,210	5,160,478

Total shareholders’ equity	492,724,162	515,716,969	549,228,716	66,359,221

Total liabilities and shareholders’ equity	557,205,063	576,064,134	611,498,387	73,882,801

Note 1: The conversion of RMB into USD is based on the noon buying rate of USD1.00=RMB8.2766 on June 30, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Ctrip.com International, Ltd.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Quarter Ended June 30, 2003	Quarter Ended March 31, 2004	Quarter Ended June 30, 2004	Quarter Ended June 30, 2004
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Hotel reservation	16,570,651	54,605,829	68,659,561	8,295,624
Air-ticketing	2,393,433	10,328,295	13,233,614	1,598,919
Packaged tour	—	1,925,268	2,175,745	262,879
Others	638,589	1,125,677	1,108,707	133,957

Total revenues	19,602,673	67,985,069	85,177,627	10,291,379

Less: business tax and related surcharges	(973,342)	(3,635,889)	(4,680,608)	(565,523)

Net revenues	18,629,331	64,349,180	80,497,019	9,725,856

Cost of services	(3,753,221)	(9,719,206)	(11,022,909)	(1,331,816)

Gross profit	14,876,110	54,629,974	69,474,110	8,394,040

Operating expenses:
Product development	(3,806,830)	(7,088,586)	(8,293,309)	(1,002,019)
Sales and marketing	(7,725,130)	(14,576,211)	(16,911,047)	(2,043,236)
General and administrative	(3,712,037)	(6,725,580)	(7,386,390)	(892,443)
Share-based compensation	(398,558)	(553,526)	(576,255)	(69,625)
Amortization of other intangible assets	(88,311)	(123,225)	(123,225)	(14,888)

Total operating expenses	(15,730,866)	(29,067,128)	(33,290,226)	(4,022,211)

Income from operations	(854,756)	25,562,846	36,183,884	4,371,829

Interest income	98,712	729,161	1,087,928	131,446
Other income (expense)	3,491,309	(199,477)	392,535	47,427

Income before income tax expense, minority interest and share of loss of joint venture companies	2,735,265	26,092,530	37,664,347	4,550,702

Share of loss of joint venture companies	(331,010)	—	—	—
Income tax expense	(523,337)	(4,345,253)	(6,235,115)	(753,343)
Minority interests	—	(20,616)	7,642	923

Net income	1,880,918	21,726,661	31,436,874	3,798,282

Accretion for Series B Redeemable Convertible Preferred shares	(4,662,995)	—	—	—

Net income (loss) attributable to ordinary shareholders	(2,782,077)	21,726,661	31,436,874	3,798,282

Other comprehensive income:
Translation adjustments	(870)	(1,470,042)	238,812	28,854

Comprehensive income	1,880,048	20,256,619	31,675,686	3,827,136

Earnings (loss) per ordinary share
- Basic	-0.29	0.71	1.03	0.12
- Diluted	-0.29	0.68	0.97	0.12

Earnings (loss) per ADS
- Basic	-0.58	1.42	2.06	0.25
- Diluted	-0.58	1.36	1.94	0.23

Weighted average ordinary shares outstanding
- Basic	9,520,698	30,461,804	30,594,397	30,594,397
- Diluted	9,520,698	32,160,193	32,245,989	32,245,989

Note 1: The conversion of RMB into USD is based on the noon buying rate of USD1.00=RMB8.2766 on June 30, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.